SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated February 13, 2003

                                 -------------


                                     Rhodia
                          ---------------------------
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulogne-Billancourt

                                     France
                              --------------------
                    (Address of Principal Executive Offices)

                                 -------------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:  Rhodia's slide presentation of financial results of 2002

Slide 1

2002:
RHODIA MEETS KEY COMMITMENTS

Wednesday February 5th, 2003

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 2

Cautionary Statement Regarding Forward-looking Statements

Certain of the statements contained in these slides are not historical facts, including, without limitation, regarding Rhodia's strategy, plans or intentions, are statements of future expectations and other forward-looking statements.

These statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements.

Many factors could cause the actual results, performance or achievements of Rhodia to be materially different from any future results, performances or achievements that may be expressed or implied by the forward-looking statements. These factors can be found in the Annual Reports Rhodia has filed with the U.S. Securities and Exchange Commission.

Specific risk factors include (i) changes in the competitive and the regulatory framework in which Rhodia operates, in particular increased competition in the European specialty chemicals industry; (ii) changes in exchange rates, including particularly the exchange rate of the euro to the U.S. dollar and U.S. dollar-influenced currencies; (iii) changes in economic or technological trends;
(iv) customers and market concentration; (v) risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability; and (vi) general competitive and market factors on a global, regional and/or national basis.

If any of these risks materialize, or underlying assumptions prove incorrect, actual results may vary materially from those one might expect on the basis of this presentation. Rhodia undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Readers should consult the other documents that Rhodia files or submits to, from time to time, the U.S. Securities and Exchange Commission, including Rhodia's Annual Report on Form 20-F and reports on Form 6-K.

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 3

KEY FIGURES: SUBSTANTIAL IMPROVEMENT

--------------------------------------------------------------------------------
(euro)m (French GAAP)                    2001                            2001

--------------------------------------------------------------------------------
Sales                                    7,279                           6,617
EBITDA                                   633                             798
Net divestitures impact                  15                              -37
Net Income                               -213                            -4
Proposed dividend ((euro))               0.12                            0.12

--------------------------------------------------------------------------------
RoCE %                                   1.2                             5.9
Net Debt                                 2,572                           2,133
Free Cash Flow before pension            193                             277
Contribution to pension                  -                               -145
Free cash flow                           193                             132

--------------------------------------------------------------------------------

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 4

2002: Improve Group financial structure

2003: Accelerate the pace, deliver further

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 5

OUR 3 KEY OBJECTIVES ON JANUARY 29, 2002

[Graphic omitted]

1. 2001 restructuring to lower breakeven point
   o  (euro)253m of restructuring provisions of which (euro)163m cash
   o  19 site and workshop closures
   o  Cash savings: (euro)70m in 2002 / (euro)110m in 2003
-> High recovery rate : 65%
-> Rapid payback < 2 years

[Graphic omitted]

2. Strengthen financial structure
Launch of a disposal program in order to reduce debt by (euro)500m
-> Disposals:
   o  Not harming strategy
   o  Allowing ROCE improvement
   o  No negative impact on shareholders value

[Graphic omitted]

3. Targeted cash management to protect growth
CAPEX 2001 : (euro)500M Targeted /  (euro)480m Achieved
CAPEX 2002 : Plan implemented to reach(euro)400m, without jeopardizing strategy -> Positive impact on Free Cash Flow

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 6

2002: RHODIA MEETS KEY COMMITMENTS

Through objectives achieved in:

[Graphic omitted]

   o  Margin improvement
   Q4*01: 10.8%
   Q4 02 : 12.4%
   FY* 01 : 11.3%
   FY 02 : 12.1%
   * recurring

[Graphic omitted]

   o  Divestitures
   (euro)500m program exceeded

[Graphic omitted]

o  Cash Flow generation
   CAPEX 01 -  (euro)483m -> 02: (euro)374m
   Industrial working capital / Sales-  01: 19.1% -> 02: 13.0%


[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 7

2002 ECONOMIC ENVIRONMENT

[Graphic omitted]

Exchange rate US dollar / (euro)
Average 2001:     1.12
End of 2001:      1.13
Average 2002:     1.06
End of 2002:      0.95


[Graphic omitted]

FDA* approved molecules
1998 : 35 (expected)
1999 : 27 (expected)
2000 : 24 (expected)
2001 : 26 (expected) ; 16 (actual)
2002 : 30 (expected) ; 17 (actual)
* FDA: Food and Drug Administration

[Graphic omitted]

US and Europe Industrial production

[Graphic omitted]

Credit crunch - Current credit to Corporations

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 8

STRONG MEASURES IMPLEMENTED TO IMPROVE MARGINS

[Graphic omitted]

Evolution of headcount : -12.8% from 2000 to 2002

[Graphic omitted]

Reduction of number of sites
2000 : 130
2001 : 125
2002 : 110

[Graphic omitted]

2001 to 2002, better mix and growth of innovative products Market share gain above organic growth : +0,7 % (Market share gain : (euro)44m) Sales growth due to new product launch : + 2% (New product sales : (euro)134m)

[Graphic omitted]

As a result of 2002 divestitures, reduced exposure to petrochemical raw material
o - (euro)170m in value o - 15% of total oil-linked purchases

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 9

EBITDA MARGIN IMPROVEMENT Y ON Y

[Graphic omitted]

Quarter after quarter since Q2

                             ---------------------------------------------------
                             Historical (% of sales)      Recurring (% of sales)
--------------------------------------------------------------------------------
         Q1 01                       12.1                           12.7
--------------------------------------------------------------------------------
         Q2 01                       11.1                           12.4
--------------------------------------------------------------------------------
         Q3 01                        6.3                           8.9
--------------------------------------------------------------------------------
         Q4 01                        4.3                           10.8
--------------------------------------------------------------------------------
         Q1 02                       11.5                           11.5
--------------------------------------------------------------------------------
         Q2 02                       12.8                           12.8
--------------------------------------------------------------------------------
         Q3 02                       11.5                           11.5
--------------------------------------------------------------------------------
         Q4 02                       12.4                           12.4
--------------------------------------------------------------------------------

[Graphic omitted]

Margin improvement across the Group

--------------------------------------------------------------------------------
In EBITDA margin points              2002                       2002 / 2001*
--------------------------------------------------------------------------------
Fine Organics                        10.5%                          +0.1
--------------------------------------------------------------------------------
Consumer Specialties                 12.0%                          +2.2
--------------------------------------------------------------------------------
Industrial Specialties               12.4%                          +0.9
--------------------------------------------------------------------------------
Polyamide                            15.5%                          +1.7
--------------------------------------------------------------------------------
Services & Specialties               18.1%                          -0.9
--------------------------------------------------------------------------------
* Recurring

[Graphic omitted]

EBITDA improved, whatever the approach

Historical EBITDA ((euro)m)
2001 : 633 (8.7%)

2002 : 798 (12.1%)

EBITDA excluding exceptional ((euro)m)
2001 : 823 (11.3%)
2002 : 860 (13%)

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 10

FREE CASH FLOW

As committed, working capital and CAPEX strictly managed

[Graphic omitted]

Working capital (end of period)
2000 : 22% of sales
2001 : 19% of sales
2002 : 13% of sales

[Graphic omitted]

Capital expenditure
2000 : 450 (86% of depreciation)
2001 : 483 (86% of depreciation)
2002 : 374 (76% of depreciation)

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 11

FREE CASH FLOW

Positive FCF, despite pension & restructuring

--------------------------------------------------------------------------------
(euro)m                                            2001              2002

--------------------------------------------------------------------------------
     Operating cash flow before restructuring       430              688

--------------------------------------------------------------------------------
     Restructuring cash out                         -25              -152
--------------------------------------------------------------------------------
Operating cash flow                                 405              536
--------------------------------------------------------------------------------
     Change in operating working capital            271              115
--------------------------------------------------------------------------------
     CAPEX                                         -483              -374
--------------------------------------------------------------------------------
Free Cash Flow before pension                       193              277
--------------------------------------------------------------------------------
     Contribution to pension                         -               -145
--------------------------------------------------------------------------------
Free cash flow                                      193              132
--------------------------------------------------------------------------------

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 12

DIVESTITURES IN LINE WITH STRATEGY

--------------------------------------------------------------------------------
           Main Assets                                   Why ?
--------------------------------------------------------------------------------
       Latexia: paper latex                 No upstream integration / Commodity
     Teris: industrial waste                Non core & high investments required
     Kermel: technical fibers                           No synergies
         Rhodiaster: PET                        Regional player / Commodity
      Basic Chemicals Europe                             Commodity
       Latexia: paper latex                 No upstream integration / Commodity
--------------------------------------------------------------------------------

   o  More focused portfolio as a result
   o  Contribution of(euro)516m to debt reduction
   o  Average EBITDA multiple at 5.5 and dilutive effect of(euro)16m
   o  Overall, a(euro)37m net capital loss

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 13

SIGNIFICANT DECREASE IN NET DEBT

                                [Graphic omitted]

                          ----------------------------
                          2001 Net Debt : (euro)2,572m
                          ----------------------------

Free Cash Flow (euro)132m*      - (euro)277m (Free Cash flow before pension)
                                + (euro)145m (Pension)
                                - (euro)516m (Divestitures)
                                + (euro)52m (Acquisitions)
                                + (euro)56m (Permiter)
                                + (euro)65m (Loans to JV)
                                + (euro)36 m (Dividend & other)

                          ----------------------------
                          2002 Net Debt : (euro)2,133m
                          ----------------------------
* including (euro)88m securitization decrease

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 14

BALANCE SHEET AS OF DECEMBER 31, 2002

(euro)m (French GAAP)

[Graphic omitted]

Assets
Current assets : 59
Fixed assets : 5.260

Liabilities
Debt : 2.133
LT Liabilities : 1.628
Shareholder's equity* : 1.858
*including minority interest*

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 15

ADEQUATE FUNDING RESOURCES AVAILABLE

[Graphic omitted]

Net debt : (euro)2,133m

Non-committed facilities : (euro)750m
Commercial paper : (euro)250m
Committed facilities : (euro)2,116m
Bonds : (euro)1,087m

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 16

FULL YEAR P&L STATEMENT

Positive net income before divestitures

--------------------------------------------------------------------------------
            (euro)m (French GAAP)               2001 Hist.             2002
--------------------------------------------------------------------------------
Sales                                             7,279                6,617
--------------------------------------------------------------------------------
EBITDA                                             633                  798
--------------------------------------------------------------------------------
EBIT (excl. Goodwill Amortization)                 91                   351
--------------------------------------------------------------------------------
Equity earnings in affiliates (net of              -16                  -38
income tax)
--------------------------------------------------------------------------------
Interest expenses - net                           -186                  -124
--------------------------------------------------------------------------------
Other gains and losses excl.                      -123                  -37
divestitures
--------------------------------------------------------------------------------
Other gains and losses from divestitures           15                   -34
--------------------------------------------------------------------------------
Provision for income tax                           86                   -66
--------------------------------------------------------------------------------
Goodwill amortization                              -75                  -47
--------------------------------------------------------------------------------
Minorities                                         -5                    -9
--------------------------------------------------------------------------------
Net Income after Goodwill Amortization            -213                   -4
--------------------------------------------------------------------------------
Net Income before Goodwill Amortization           -138                   43
--------------------------------------------------------------------------------
EPS ((euro))                                      -1.19                -0.02
--------------------------------------------------------------------------------

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 17

STOCK PERFORMANCE

[Graphic omitted]

Variance end 2001 / end 2002

Clariant : -29%
ICI : -28%
Degussa : -15%
Rhodia : -12%
Ciba : -6%
DSM : +6%

Average : -14%

Source: Reuters, last closing

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 18

2002: Improve Group financial structure

2003: Accelerate the pace, deliver further

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 19

2003 UNCERTAIN ENVIRONMENT

Geopolitical uncertainty
   o  Iraq Crisis
   o  Middle East
   o  South America

[Graphic omitted]

Chart displaying Exchange rate US dollar / (euro) for January 2003 [see chart on slide 18 of the presentation]

[Graphic omitted]

Oil
Chart displaying Oil prices since 1991

General soft economy
   o  Anemic growth
   o  Risk of slowing consumer activity
   o  Tightened investments
   o  Grim financial market

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 20

2003: ACCELERATE THE PACE, DELIVER FURTHER

[Graphic omitted]

Through objectives achieved in:
   o  Margin improvement
   o  Divestitures
   o  Cash Flow generation

Target 2003: Net Debt / EBITDA < 2.5

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 21

ACTIONS LAUNCHED TO IMPROVE EBITDA

[Graphic omitted]

--------------------------------------------------------------------------------
                                                    EBITDA effect full year 2004
--------------------------------------------------------------------------------
                            Pricing
                    ------------------------------
                       New product launch
                    ------------------------------
                       Industrial platform                  (euro)50m
                    ------------------------------
                          Supply chain
                    ------------------------------
                        OEE optimization
--------------------------------------------------------------------------------
    Functions       Best in class in each function
                    ------------------------------          (euro)70m
                          Mutualization
--------------------------------------------------------------------------------
    Functions       Further decrease in fixed costs          (euro)80m
--------------------------------------------------------------------------------

                                                 with a(euro)100m charge in 2003
[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 22

ACTIONS LAUNCHED TO IMPROVE EBITDA

[Graphic omitted]

Marketing & sales objectives

Market share gain on strategic segments: > 2 %
Sales growth due to new product launch: > 2 %

By 2003:
   o  From 30% of Rhodia sales corresponding to Rhodia development model to 33%
   o  From 14% of Rhodia sales made by product less than 5 years old to 15%

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 23

ACTIONS LAUNCHED TO IMPROVE EBITDA

[Graphic omitted]

New organization and processes

--------------------------------------------------------------------------------
Strategy driven by market needs              o  Manage portfolio to offer global
                                                solutions to selected profitable
                                                segments
--------------------------------------------------------------------------------
Align organization                            o  Align on customer needs
--------------------------------------------------------------------------------
Good customer management practices            o  Further focus Rhodia businesses
                                                 on customers
--------------------------------------------------------------------------------

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 24

FREE CASH FLOW

Continue to control working capital & CAPEX

[Graphic omitted]

Working capital (end of period)
2000 : 22% of sales
2001 : 19% of sales
2002 : 13% of sales
....
2003 : 13% of sales

[Graphic omitted]

Capital expenditure
2000 : 450 (86% of depreciation)
2001 : 483 (86% of depreciation)
2002 : 374 (76% of depreciation)
....
2003 : 300 (61% of depreciation)

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 25

ALL OUR ACTIONS ARE UNDERPINNED BY FOLLOWING STRATEGY

[Graphic omitted]

3 interconnected areas :

   1. Best in class position in all business units
        Technology and cost leadership
   2. Innovative offer based on unmet customer needs
        Partnership
        From product to solutions
        Cross-fertilization
   3. Optimized portfolio

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 26

[Graphic omitted]

-------------------------------------------------------------------------------------------------------------------
    8 market groups              9 functionalities              Product range              5 core technologies

-------------------------------------------------------------------------------------------------------------------

                                                                 Polyamide
                          Surface and interface treatment
      Automotive                                                  Silicones
                                                                                        Polymers synthesis and
                                 Control properties              Specialty Polymers           processing
                                 of liquid systems
        Fibers                                                   Cellulose Acetate

                           Controlling the properties and         Hydrocolloids or
                             processability of powders            Polysaccharides        Inorganic synthesis and
                                                                                                processes
      Electronics                                                   Surfactants

                         Control the physical properties of
         Food                          solids                         Silicas

                                                                    Rare earths          Organic synthesis and
                                                                                               processes
                               Reinforcing materials              Organic Phosphorus
       Consumer                                                      Derivatives
                             Control release of active
        Pharma                     ingredients                   Specialty Phosphates

                                                                   Specialty Latex           Biotechnology
                         Anticipate Health & Environmental
         Agro                       constraints                Fine chemicals synthesis

                                                                 Flavors & Fragrances
                               High purity treatment                  Ingredients             Formulation

      Industrial                                                   Pharmaceuticals
                           Protection and barrier effect               Ingredients

                                                                 Probiotics/Cultures
-------------------------------------------------------------------------------------------------------------------

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 27

EXAMPLE: RARE EARTHS: NANOPARTICLES

[Graphic omitted]

Through Nanoparticles Dielectric properties "Rare earths" are linked with 6 functionalities :
   o "Control properties of liquid systems" which is linked with the "Consumer" market
   o  "Controlling the properties and processability of powders"
   o "Control the physical properties of solids" which is linked with the "Electronics" market
   o  "Reinforcing materials" which is linked with the "Automotive" market
   o "Anticipate Health & Environmental constraints" which is linked with the "Automotive" market
   o  "Protection and barrier effect" which is linked with the "Consumer" market

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 28

EXAMPLE: SPECIALTY POLYMERS: DIBLOCKS

[Graphic omitted]

Through Diblock copolymers Compatibilization of active ingredients, "Specialty Polymers" are linked with :

   o "Surface and interface treatment" which is linked with the "Industrial" market
   o "Control properties of liquid systems" which is both linked with the "Consumer" (2 in 1 products reduce environmental impact) and with the "Industrial" markets
   o "Control release of active ingredients" which is linked with the "Consumer" market
   o "Anticipate Health & Environmental constraints" which is linked with the "Consumer" market

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 29

ALL OUR ACTIONS ARE UNDERPINNED BY FOLLOWING STRATEGY

Further reshape portfolio on the basis of:
   o  Technology leadership positions
   o  Openings for innovation and cross-fertilization
   o  Opportunistic management of peripheral activities

[Graphic omitted]

Target 2004: Net Debt / EBITDA < 2.0

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 30

ALL OUR ACTIONS ARE ALSO UNDERPINNED THROUGH SUSTAINABLE DEVELOPMENT APPROACH

[Graphic omitted]

All safety indicators on track

TF1 external companies :
1999 : 7.2
2000 : 6.5
2001 : 4
2002 : 3.9

TF2 Rhodia
1999 : 6.4
2000 : 5.8
2001 : 4.8
2002 : 3.3

TF1 Rhodia
1999 : 2.2
2000 : 2.1
2001 : 2.2
2002 : 1.4

[Graphic omitted]

Green house gas emissions - 30 % between 1990 and 2010

[Graphic omitted]

Sales from products < 5 years: up to 16 % of sales

RoCE > WACC

[Graphic omitted]

Commitment to corporate governance

Board of Directors :
   o  12 members of which 6 are independent
   o  7 meetings in 2002 with a participation rate of 80%

4 Committees
   o  Strategy Committee (4 meetings in 2002)
   o  Compensation & Selection Committee (5 meetings in 2002)
   o  Audit Committee (2 meetings in 2002)
   o  Risks Advisory Committee (1 meeting in 2002)

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 31

ACCELERATE THE PACE, DELIVER FURTHER

Key commitments met in 2002
      o  EBITDA margin improvement from 11.3 recurring to 12.1%
      o  Divestitures program exceeded
      o  Cash flow generation achieved
Outlook and commitments 2003
      o  Overall uncertainty (raw material, dollar, ...)
      o  CAPEX limitation to(euro)300m
      o  Net debt / EBITDA < 2.5 at year end
Medium term objectives
      o  Net debt / EBITDA < 2.0
      o  Sales generated by business model: 40%
      o  Product less than 5 years old > 20% of sales
      o  Partnerships covering 75% of R&D programs

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 32

This presentation contains elements that are not historical facts, including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 33

[Graphic omitted]

BACKUP
Wednesday February 5th, 2003

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 34

FULL YEAR P&L STATEMENT

-------------------------------------------------------------------------------------------------------------------------
        (euro)m (French GAAP)              2001 Hist.                   2001 Rec.                      2002
-------------------------------------------------------------------------------------------------------------------------
Sales                                        7,279                        7,279                        6,617
-------------------------------------------------------------------------------------------------------------------------
EBITDA                                        633                          823                          798
-------------------------------------------------------------------------------------------------------------------------
EBIT (excl. Goodwill                           91                          346                          351
Amortization)
-------------------------------------------------------------------------------------------------------------------------
Equity earnings in affiliates                 -16                          -16                          -38
(net of income tax)
-------------------------------------------------------------------------------------------------------------------------
Interest expenses - net                       -186                        -186                         -124
-------------------------------------------------------------------------------------------------------------------------
Other gains and losses excl.                  -123                         -43                          -37
divestitures
-------------------------------------------------------------------------------------------------------------------------
Other gains and losses from                    15                          15                           -34
divestitures
-------------------------------------------------------------------------------------------------------------------------
Provision for income tax                       86                          -42                          -66
-------------------------------------------------------------------------------------------------------------------------
Goodwill amortization                         -75                          -75                          -47
-------------------------------------------------------------------------------------------------------------------------
Minorities                                     -5                          -5                           -9
-------------------------------------------------------------------------------------------------------------------------
Net Income after Goodwill                     -213                         -6                           -4
Amortization
-------------------------------------------------------------------------------------------------------------------------
Net Income before Goodwill                    -138                         69                           43
Amortization
-------------------------------------------------------------------------------------------------------------------------
EPS ((euro))                                  -1.19                        -0.03                        -0.02
-------------------------------------------------------------------------------------------------------------------------

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 35

SLIGHT DECREASE IN ANNUAL SALES WITH H2 WEAKER THAN H1

                                [Graphic omitted]

                            -------------------------
                            2001 Sales : (euro)7,279m
                            -------------------------

                              - 3.8% (Structure)
                              - 3.9% (Conversion)

                          ----------------------------
                          2001 Restated : (euro)6,718m
                          ----------------------------

                              + 0.9% (Volume & mix)
                              - 2.4% (Price)

                            -------------------------
                            2002 Sales : (euro)6,617m
                            -------------------------

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 36

YEARLY ANALYSIS OF SALES VARIANCE

-------------------------------------------------------------------------------------------------------------------------
     (euro)m         2001        Structure      Conversion        2001          Volume         Price           2002
                     Hist.            %               %          Restated       + mix %           %

-------------------------------------------------------------------------------------------------------------------------
    Rhodia          7,279           -3.8           -3.9           6,718          +0.9           -2.4          6,617
 [Rhodia logo]
-------------------------------------------------------------------------------------------------------------------------
     Fine           1,219           +0.5           -4.7           1,168          +3.7           +0.2          1,213
   Organics
-------------------------------------------------------------------------------------------------------------------------
   Consumer         2,164           -5.6           -3.5           1,965          -3.0           -1.4          1,878
  Specialties
-------------------------------------------------------------------------------------------------------------------------
  Industrial        1,220           -4.9           -4.8           1,101          +2.1           +0.4          1,129
  Specialties
-------------------------------------------------------------------------------------------------------------------------
   Polyamide        1,444           -0.4           -3.7           1,385          +1.7           -3.9          1,353
-------------------------------------------------------------------------------------------------------------------------
  Services &        1,013           -1.2           -3.6            964           +2.3           -3.4           954
  Specialties
-------------------------------------------------------------------------------------------------------------------------

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 37

FULL YEAR EBITDA: GOOD CONTROL OF VALUE CHAIN, RESTRUCTURING BENEFITS OFFSET BY INDUSTRIAL ONE-OFFS AND INFLATION

                                [Graphic omitted]

                            ------------------------
                            2001 EBITDA : (euro)633m
                            ------------------------

                        + (euro)190m (Restr. & One-offs)

                                [Graphic omitted]

                   ------------------------------------------
                   2001 Recurring : (euro)823m (Margin 11.3%)
                   ------------------------------------------

                     - (euro)83m (Structure & conversion)
                     - (euro)62m (Restr. & One-offs)
                     + (euro)166m (Raw material)
                     - (euro)33m (Volume & mix)
                     + (euro)100m (Savings on fixed costs)
                     - (euro)53m (Inflation fixed costs)
                     - (euro)60m (Other fixed costs)

                                [Graphic omitted]

                     ---------------------------------------
                     2002 EBITDA : (euro)798m (Margin 12.1%)
                     ---------------------------------------


[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 38

Q4 P&L STATEMENT

---------------------------------------------------------------------------------------------------------------
      (euro)m (French GAAP)                 Q4 2001                Q4 2001                  Q4 2002
                                             Hist.                  Rec.
---------------------------------------------------------------------------------------------------------------
Sales                                        1,688                  1,688                    1,528
---------------------------------------------------------------------------------------------------------------
EBITDA                                         73                    182                      189
---------------------------------------------------------------------------------------------------------------
EBIT (excl. Goodwill                          -81                    60                       81
Amortization)
---------------------------------------------------------------------------------------------------------------
Equity earnings in affiliates                  -7                    -7                       -9
(net of income tax)
---------------------------------------------------------------------------------------------------------------
Interest expense-net                          -40                    -40                      -18
---------------------------------------------------------------------------------------------------------------
Other gains and losses excl.                  -87                    -4                       -28
divestitures
---------------------------------------------------------------------------------------------------------------
Other gains and losses from                    -2                    -2                       27
divestitures
---------------------------------------------------------------------------------------------------------------
Provision for income tax                       74                    -1                       -25
---------------------------------------------------------------------------------------------------------------
Goodwill amortization                         -14                    -14                      -9
---------------------------------------------------------------------------------------------------------------
Minorities                                     1                      1                        -
---------------------------------------------------------------------------------------------------------------
Net Income after Goodwill                     -156                   -7                       19
Amortization
---------------------------------------------------------------------------------------------------------------
Net Income before Goodwill                    -142                    7                       28
Amortization
---------------------------------------------------------------------------------------------------------------
EPS ((euro))                                  -0.87                  -0.04                    0.11
---------------------------------------------------------------------------------------------------------------

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 39

ORGANIC GROWTH OF 4.9 % OVER Q4 2001

                                [Graphic omitted]

                          ----------------------------
                          Q4 2001 Sales : (euro)1,688m
                          ----------------------------

                               - 5.9% (Structure)
                               - 7.8% (Conversion)

                         -------------------------------
                         Q4 2001 Restated : (euro)1,457m
                         -------------------------------

                              + 7.8% (Volume & mix)
                              - 2.9% (Price)

                          ----------------------------
                          Q4 2002 Sales : (euro)1,528m
                          ----------------------------

Representing a 4.9% incurease between Q4 2001 and Q4 2002

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 40

QUARTERLY ANALYSIS OF SALES VARIANCE

-------------------------------------------------------------------------------------------------------------------------
    (euro)m        Q4 2001       Structure      Conversion       Q4 2001        Volume         Price         Q4 2002
                    Hist.            %               %          Restated       + mix %           %
-------------------------------------------------------------------------------------------------------------------------
Rhodia [Rhodia      1,688           -5.9           -7.8           1,457          +7.8           -2.9          1,528
logo]
-------------------------------------------------------------------------------------------------------------------------
Fine                 289            +1.8           -8.7            269           +7.9           +7.2           310
Organics
-------------------------------------------------------------------------------------------------------------------------
Consumer             496            +0.5           -7.8            460           -3.7           -2.4           431
Specialties
-------------------------------------------------------------------------------------------------------------------------
Industrial           291           -11.1           -8.8            233           +1.9           +5.1           250
Specialties
-------------------------------------------------------------------------------------------------------------------------
Polyamide            338            -1.3           -7.3            309          +11.8           -1.1           342
-------------------------------------------------------------------------------------------------------------------------
Services &           236             -             -7.3            219           +9.2           -4.6           229
Specialties
-------------------------------------------------------------------------------------------------------------------------

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 41

Q4 EBITDA : BETTER MIX AND CONTROL OF VALUE CHAIN, RESTRUCTURING BENEFITS OFFSET BY INDUSTRIAL ONE-OFFS AND INFLATION

                                [Graphic omitted]

                           --------------------------
                           Q4 2001 EBITDA : (euro)73m
                           --------------------------

                        + (euro)109m (Restr. & One-offs)

                                [Graphic omitted]

                  ---------------------------------------------
                  q4 2001 Recurring : (euro)182m (Margin 10.8%)
                  ---------------------------------------------

                     - (euro)40m (Structure & conversion)
                     - (euro)24m (Restr. & One-offs)
                     + (euro)39m (Raw material)
                     + (euro)24m (Volume & mix)
                     + (euro)25m (Savings on fixed costs)
                     - (euro)12m (Inflation fixed costs)
                     - (euro)5m (Other fixed costs)

                                [Graphic omitted]

                   ------------------------------------------
                   q4 2002 EBITDA : (euro)189m (Margin 12.4%)
                   ------------------------------------------


[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 42

DECREASE IN OFF-BALANCE SHEET DEBT

--------------------------------------------------------------------------------
(euro)m                                    31/12/2001           31/12/2002

--------------------------------------------------------------------------------
Securization (cash impact)                     617                 531
--------------------------------------------------------------------------------
Financial debt in equity affiliates*           600                 392
Of which guaranteed amount                     186                 171
--------------------------------------------------------------------------------
Guarantees other affiliates                    74                   26
--------------------------------------------------------------------------------
Leasing (future rents)                         278                 258
--------------------------------------------------------------------------------
* Portion attributable to Rhodia

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 43

FULL YEAR P&L PROFORMA AFTER DIVESTITURES


--------------------------------------------------------------------------------
         (euro)m (French GAAP)               2002                   2002
                                            eported               Proforma
--------------------------------------------------------------------------------
Sales                                         6,617                 6,061
--------------------------------------------------------------------------------
EBITDA                                         798                   707
--------------------------------------------------------------------------------
EBIT (excl. Goodwill amortization)             351                   304
--------------------------------------------------------------------------------
Equity earnings in affiliates (net of          -38                   -39
income tax)
--------------------------------------------------------------------------------
Interest expense-net                          -124                   -94
--------------------------------------------------------------------------------
Other gains and losses excl.                   -37                   -47
divestitures
--------------------------------------------------------------------------------
Other gains and losses from divestitures       -34                   -34
--------------------------------------------------------------------------------
Provision for income tax                       -66                   -60
--------------------------------------------------------------------------------
Goodwill amortization                          -47                   -47
--------------------------------------------------------------------------------
Minorities                                     -9                     -3
--------------------------------------------------------------------------------
Net Income after Goodwill Amortization         -4                    -20
--------------------------------------------------------------------------------
Net Income before Goodwill Amortization        43                     27
--------------------------------------------------------------------------------
EPS ((euro))                                   -0.02                 -0.11
--------------------------------------------------------------------------------

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 44

4 MARKET DRIVEN DIVISIONS

[Graphic omitted]

Pharmaceuticals & Agrochemicals
      o  Pharma Solutions
      o  Perfumery Performance
         & Agro
      o  Intermediates

[Graphic omitted]

Consumer Care & Food
      o  Specialty Phosphates
      o  PPD
      o  HPCII
      o  Food
      o  Acetow

[Graphic omitted]

Industrial care & Services
      o  Silicones
      o  Silica Systems
      o  PPMC

      o  Eco Services

[Graphic omitted]

Automotive, Electronics & Fibers
      o  Technical Fibers
      o  Engineering Plastics
      o  Polyamide Intermediates
      o  Electronics & Catalysis

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 45

8 STRATEGIC MARKET GROUPS
% of 2002 sales

[Graphic omitted]

Fibers (7%)
Food (7%)
Electronics (2%)
Consumer (22%)
Agro (4%)
Pharma (6%)
Automotive (11%) -> Tyre
Industrial (41%) -> Advanced materials for processing industries; Paints & Coatings

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 46

PRO-FORMA 2002*

-------------------------------------------------------------------------------------------------------------------
                    (euro)m                       Sales            EBITDA             Ebit         EBITDA Margin
-------------------------------------------------------------------------------------------------------------------
Rhodia [Rhodia logo]                              6,061              707              304              11.7%
-------------------------------------------------------------------------------------------------------------------
Fine Organics                                      946               92                13              9.7%
-> Pharma & Agro
-------------------------------------------------------------------------------------------------------------------
Consumer Specialties                              2,338              329              204              14.1%
-> Consumer Care & Food
-------------------------------------------------------------------------------------------------------------------
Industrial Specialties                            1,395              200              100              14.3%
-> Industrial Care& Service
-------------------------------------------------------------------------------------------------------------------
Polyamide                                         1,490              212              115              14.2%
-> Auto, Electronics & Fibers
-------------------------------------------------------------------------------------------------------------------

* Including announced divestitures effective in 2003

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 47

FINE ORGANICS

2002: Some improvement in profitability driven by growth on the pharma market but partially offset by manufacturing difficulties

Life Sciences:
     Higher level of activity yoy.
     Restored profitability through portfolio pruning
Rhodia ChiRex:
     Strong growth in sales and profitability yoy but Q4 already impacted by product launch delays
Pharmaceutical Ingredients:
     Aspirin and nutraceutics successfully consolidated but paracetamol remains a challenge
Perfumery & Specialties:
     Improved profitability vs last year through prices
Intermediates:
     Very good activity. Manufacturing difficulties totaled (euro)37m negative EBITDA YTD impact

                                [Graphic omitted]

------------------------------------------------------------------------------------------------------------------------
           (euro)m              Q4 2001*           Q3 2002           Q4 2002             2001*              2002
------------------------------------------------------------------------------------------------------------------------
Sales                             288                284               310               1,219             1,213
------------------------------------------------------------------------------------------------------------------------
EBITDA                             27                25                 33                121               128
------------------------------------------------------------------------------------------------------------------------
EBITDA margin                     9.3%              8.8%              10.7%               10%              10.6%
------------------------------------------------------------------------------------------------------------------------

* Recurring

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 48

FULL YEAR EBITDA FOR FINE ORGANICS

                                [Graphic omitted]

                    ----------------------------------------
                    2001 EBITDA* : (euro)121m (Margin 10.0%)
                    ----------------------------------------

                             - (euro)1m (Structure)
                            - (euro)10m (Conversion)

                           --------------------------
                           2001 Restated : (euro)110m
                           --------------------------

                         - (euro)45m (Restr. & One-offs)
                         + (euro)12m (Raw material)
                         + (euro)30m (Volume & mix)
                         + (euro)21m (Fixed costs)

                     ---------------------------------------
                     2002 EBITDA : (euro)128m (Margin 10.5%)
                     ---------------------------------------

* Recurring

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 49

PHARMA & AGRO

2003 outlook:

   o High raw material price; anticipation of lower volumes on the pharmaceutical cGMP custom manufacturing market

2003 key challenges:

   o Consolidation of Rhodia offer to the pharma market through the creation of Rhodia Pharma Solutions. RPS has the broadest offer available on the market from early stages drug development to production of generic products in large volumes in cGMP conditions
   o  Enhance strong market positions held in perfumery and performance products
   o  Continue the Division manufacturing footprint optimization

--------------------------------------------------------------------------------
         (euro)m                                2002 proforma
--------------------------------------------------------------------------------
Sales                                                946
--------------------------------------------------------------------------------
EBITDA                                                92
--------------------------------------------------------------------------------
EBITDA margin                                       9.7 %
--------------------------------------------------------------------------------

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 50

PHARMA & AGRO: FROM 4 TECHNOLOGY BASED TO 2 MARKET FOCUSED ENTERPRISES

                                [Graphic omitted]

--------------------------------------------------------------------------------
                                      2002
--------------------------------------------------------------------------------
                                                    Perfumery
             P&S                     -------------------------------------------
                                                   Specialties
--------------------------------------------------------------------------------
                                                Acetaminophen APAP
                                     -------------------------------------------
                                                     Rhodine
                                     -------------------------------------------
             PhI                              Nutritonal Supplements
                                     -------------------------------------------
                                             Salicylates & Methyl Sal
                                     -------------------------------------------
                                                   Nitrophenol
--------------------------------------------------------------------------------
                                                Agro Intermediates
                                     -------------------------------------------
                                               Pharma Intermediates
                                     -------------------------------------------
            L2S                                    Performance
                                     -------------------------------------------
                                                   Anaesthetics
                                     -------------------------------------------
                                                   Isceon & HF
--------------------------------------------------------------------------------
                                                   Development
            ChiRex                   -------------------------------------------
                                               Custom Manufacturing
--------------------------------------------------------------------------------

                                [Graphic omitted]

--------------------------------------------------------------------------------
                                      2003
--------------------------------------------------------------------------------
      Flavours & Fragrances

-------------------------------------
           Specialties
-------------------------------------                    Rhodia
        Agro Intermediates                    Perfumery Performance & Agro
-------------------------------------
           Anaesthetics
          & Isceon & HF
--------------------------------------------------------------------------------

[Graphic omitted]

PHARMA BUSINESS MODEL
   o  Build one of the most comprehensive offer to the pharma market
   o  Technologies used as a differentiating factor
   o  Strong emphasis on multi-customer products (building-blocks)

                                [Graphic omitted]

--------------------------------------------------------------------------------
            Bulk API,
  Nutraceuticals & Formulations                          Rhodia
-------------------------------------              Pharma Solutions
       Custom Manufacturing
-------------------------------------
       Development Services
--------------------------------------------------------------------------------

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 51

A SPECIFIC COMPREHENSIVE APPROACH TO PHARMA

-------------------------------------------------------------------------------------------------------------------------
             Development                                         Drug life cycle
                   Stage
Offering
-------------------------------------------------------------------------------------------------------------------------
                          Pre clinical       Phase 1         Phase 2         Phase 3         Launch         Generics
-------------------------------------------------------------------------------------------------------------------------
         Custom          Development services
   (single customer)     (clinical trial materialprocess
                         development)
                                                                                API and
                                                                                 regulated intermediates
-------------------------------------------------------------------------------------------------------------------------
                                                                                     Formulation services
-------------------------------------------------------------------------------------------------------------------------
       Catalogue                                                         Intermediates
   (multi-customers)                             (fluorinated, nitrogerated, phosphorylated, chiral, ...)
                                        ---------------------------------------------------------------------------------
                                                                                                 Bulk API
                                                                                         Nutraceuticals Excipients
-------------------------------------------------------------------------------------------------------------------------
                         Speed, Flexibility
                         Customer oriented                                                           Reliability
                                                                                 Technologies           Price
     Key Attributes                                                                Innovation        Supply chain
                                                                                        Value         management
                                                      cGP compliance, supply chain management
-------------------------------------------------------------------------------------------------------------------------

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 52

CONSUMER SPECIALTIES

2002: Profitability improvement driven by benefit from restructuring and better mix

o  Specialty phosphates:
   Benefits from world class manufacturing practices and from restructuring
o  Phosphorus derivatives:
   Competitive sourcing in China, competitive western manufacturing footprint and innovation leading to Profitable growth
o  Home and personal care:
   Growth driven by innovation
   Drop of sales at low profitability
o  Food:
   Lower volumes mainly due to competitive intensity in the US

                                [Graphic omitted]

------------------------------------------------------------------------------------------------------------------------
       (euro)m                  Q4 2001*           Q3 2002           Q4 2002             2001*              2002
------------------------------------------------------------------------------------------------------------------------
Sales                             495                458               431               2,164             1,878
------------------------------------------------------------------------------------------------------------------------
EBITDA                             45                53                 50                205               225
------------------------------------------------------------------------------------------------------------------------
EBITDA margin                    9.1 %             11.6 %             11.6 %             9.5 %             12.0 %
------------------------------------------------------------------------------------------------------------------------

* Recurring

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 53

FULL YEAR EBITDA FOR CONSUMER SPECIALTIES

                                [Graphic omitted]

                     ---------------------------------------
                     2001 EBITDA* : (euro)205m (Margin 9.5%)
                     ---------------------------------------

                             - (euro)1m (Structure)
                             - (euro)8m (Conversion)

                                [Graphic omitted]

                           --------------------------
                           2001 Restated : (euro)196m
                           --------------------------

                         - (euro)3m (Restr. & One-offs)
                         + (euro)42m (Raw material)
                         - (euro)17m (Volume & mix)
                         + (euro)7m (Fixed costs)

                                [Graphic omitted]

                     ---------------------------------------
                     2002 EBITDA : (euro)225m (Margin 12.0%)
                     ---------------------------------------

* Recurring


[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 54

CUSTOMER CARE & FOOD

      o  2003 outlook:
              Low visibility - No sign of recovery - Anticipated increase of energy and raw material
      o  2003 key challenges:
              Focus on growth through innovation, by cost and cash effective debottlenecking and by key account management at a WW and regional level
              Towards a leaner organisation

--------------------------------------------------------------------------------
               (euro)m                             2002 proforma
--------------------------------------------------------------------------------
Sales                                                  2,338
--------------------------------------------------------------------------------
EBITDA                                                  329
--------------------------------------------------------------------------------
EBITDA margin                                          14.1 %
--------------------------------------------------------------------------------

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 55

INDUSTRIAL SPECIALTIES

2002 : Growth on core businesses

o  Paints and Coatings:
   Growth and mix improvement driven by core businesses (Tolonate, Solvants and Speciality latex)
o  Silicas:
   Continued growth. Improved EBITDA in absolute terms and in margin on tyre and nutraceutics
o  Silicones:
   Low activity. Better mix. One-off charge associated with debottlenecking in France

                                [Graphic omitted]

------------------------------------------------------------------------------------------------------------------------
          (euro)m               Q4 2001*           Q3 2002           Q4 2002             2001*              2002
------------------------------------------------------------------------------------------------------------------------
Sales                             291                273               250               1,220             1,129
------------------------------------------------------------------------------------------------------------------------
EBITDA                             35                32                 29                137               140
------------------------------------------------------------------------------------------------------------------------
EBITDA margin                     12 %              11.7 %            11.6 %            11.2 %             12.4 %
------------------------------------------------------------------------------------------------------------------------

* Recurring

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 56

FULL YEAR EBITDA FOR INDUSTRIAL SPECIALTIES

                                [Graphic omitted]

                    ----------------------------------------
                    2001 EBITDA* : (euro)137m (Margin 11.2%)
                    ----------------------------------------

                             - (euro)10m (Structure)
                             - (euro)8m (Conversion)

                           --------------------------
                           2001 Restated : (euro)119m
                           --------------------------

                         - (euro)3m (Restr. & One-offs)
                         + (euro)8m (Raw material)
                         - (euro)16m (Volume & mix)
                           (euro)0 (Fixed costs)

                     ---------------------------------------
                     2002 EBITDA : (euro)140m (Margin 12.4%)
                     ---------------------------------------

* Recurring


[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 57

INDUSTRIAL CARE & SERVICES

o  2003 outlook:
   Raw material increase - expectation of growth slowdown in key markets like Germany
o  2003 key challenges:
   Maintain and strenghten positions on markets with strong growth and high added value
   Get payback from the new cost structure of Eco Service

                                [Graphic omitted]

--------------------------------------------------------------------------------
          (euro)m                                 2002 proforma
--------------------------------------------------------------------------------
Sales                                                 1,395
--------------------------------------------------------------------------------
EBITDA                                                 200
--------------------------------------------------------------------------------
EBITDA margin                                         14.3 %
--------------------------------------------------------------------------------

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 58

POLYAMIDE

2002: Confirmed recovery of profitability starting Q2

   o  Driven by volume growth mainly in Intermediates and in Engineering
      Plastics
   o Significant costs savings as a result of restructuring, particularly in Technical Fibers
   o  Textile market however remains weak

                                [Graphic omitted]

------------------------------------------------------------------------------------------------------------------------
          (euro)m               Q4 2001*           Q3 2002           Q4 2002             2001*              2002
------------------------------------------------------------------------------------------------------------------------
Sales                             338                320               342               1,444             1,353
------------------------------------------------------------------------------------------------------------------------
EBITDA                             40                53                 58                195               209
------------------------------------------------------------------------------------------------------------------------
EBITDA margin                    11.8 %            16.6 %              17 %             13.5 %             15.5 %
------------------------------------------------------------------------------------------------------------------------

* Recurring

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 59

FULL YEAR EBITDA FOR POLYAMIDE

Recovery of profitability driven by growth and restructuring pay-back

                                [Graphic omitted]

                    ----------------------------------------
                    2001 EBITDA* : (euro)195m (Margin 13.5%)
                    ----------------------------------------

                            - (euro)1m (Structure)
                            - (euro)10m (Conversion)

                           --------------------------
                           2001 Restated : (euro)184m
                           --------------------------

                         - (euro)1m (Restr. & One-offs)
                         + (euro)30m (Raw material)
                         - (euro)17m (Volume & mix)
                         + (euro)12m (Fixed costs)

                     ---------------------------------------
                     2002 EBITDA : (euro)209m (Margin 15.5%)
                     ---------------------------------------

* Recurring

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 60

AUTOMOTIVE, ELECTRONICS & FIBERS

o  Outlook 2003:
   First half will be affected by a sluggish market and high raw material prices.
   No anticipation of recovery of the Textile Market
o  2003 key challenges:
   Continue volume growth (engineering plastics & intermediates)
   Successfully develop EOLYS in Autocat market for Diesel engine
   Take full benefit of Butachimie investment which will operate close to maximum capacity

   On going focus on costs savings , particularly the full impact from 2001/2002 restructuring

                                [Graphic omitted]

--------------------------------------------------------------------------------
              (euro)m                               2002 proforma
--------------------------------------------------------------------------------
Sales                                                   1,490
--------------------------------------------------------------------------------
EBITDA                                                   212
--------------------------------------------------------------------------------
EBITDA margin                                           14.2 %
--------------------------------------------------------------------------------

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 61

SERVICES & SPECIALTIES

2002: Mixed performance depending on businesses

o  Acetow:
   Continuous growth in volume and profitability
o  Eco -Services:
   Difficult year. Restructuring kicked off in Europe to handle competitive deterioration
o  Electronics & Catalysis:
   Electronic market still depressed. Good performance of new product lines in the automotive market

                                [Graphic omitted]

------------------------------------------------------------------------------------------------------------------------
          (euro)m               Q4 2001*           Q3 2002           Q4 2002             2001*              2002
------------------------------------------------------------------------------------------------------------------------
Sales                             236                240               229               1,013              954
------------------------------------------------------------------------------------------------------------------------
EBITDA                             44                51                 34                193               173
------------------------------------------------------------------------------------------------------------------------
EBITDA margin                    18.6 %            21.3 %             14.9 %            19.0 %             18.1 %
------------------------------------------------------------------------------------------------------------------------

* Recurring

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 62

FULL YEAR EBITDA FOR SERVICES & SPECIALTIES

                                [Graphic omitted]

                    ----------------------------------------
                    2001 EBITDA* : (euro)193m (Margin 19.0%)
                    ----------------------------------------

                             - (euro)4m (Structure)
                             - (euro)8m (Conversion)

                           --------------------------
                           2001 Restated : (euro)181m
                           --------------------------

                         - (euro)9m (Restr. & One-offs)
                         + (euro)31m (Raw material)
                         - (euro)20m (Volume & mix)
                         + (euro)10m (Fixed costs)

                     ---------------------------------------
                     2002 EBITDA : (euro)173m (Margin 18.1%)
                     ---------------------------------------

* Recurring

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 63

STRATEGIC RAW MATERIAL INDEX

[Graphic omitted]

Q1 01 : 108
Q2 01 : 105
Q3 01 : 96
Q4 01 : 92
Average 2001 = 100
Q1 02 : 87
Q2 02 : 93
Q3 02 : 96
Q4 02 : 96
Average 2002 = 93

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 64

CONTINUED HEADCOUNT REDUCTION

                                [Graphic omitted]

                           ---------------------------
                           Dec. 2001 Headcount :26,925
                           ---------------------------

                           - 371 (Structure)

                           ---------------------------
                           Dec. 2001 Restated : 26,554
                           ---------------------------

                         + 1,104 (External recruitments)    Net decrease - 7.7%
                         - 3,135 (Terminations)

                           ---------------------------
                           Dec. 2002 Headcount :24,523
                           ---------------------------


[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 65

STOCK PERFORMANCE

Variance end 2000 / end of January 2003

[Graphic omitted]

Clariant : -67%
Rhodia : -60%
ICI : -57%
Degussa : -29%
Ciba : -21%
DSM : +8%

Average: -38%

Source: Reuters, last closing

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 66

CAPITAL STRUCTURE

% of capital
As of October 31, 2002
25.2% - Aventis
21.7% - French funds
22.2% - European funds
11% - US funds
13.9% - Retail
6% - Employees

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 67

DIVIDEND 2002

                                      ------------------------------------------
                                               2001              2002
--------------------------------------------------------------------------------
                EPS ((euro))                   0.39*             0.43*
--------------------------------------------------------------------------------
              Dividend ((euro))                0.18              0.18
         Including tax credits
--------------------------------------------------------------------------------
           Distribution rate                   31%               42%
--------------------------------------------------------------------------------

Payable on July 1st, 2003
* EPS base on net income recurring in 2002 net income (euro)77m (-4 +34 cession sale +47 goodwill amortization)

[Rhodia logo]                                                  [Graphic omitted]
--------------------------------------------------------------------------------
Slide 68

2003 MAIN CORPORATE EVENTS

   o  Q1 2003 results:
   April 30th 2003

   o  Shareholders Meeting:
   June 23rd 2003

   o  Q2 2003 results:
   July 25th 2003

   o  Q3 2003 results:
   October 30th 2003

[Rhodia logo]                                                  [Graphic omitted]

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rhodia


Date:  February 13, 2003                    By:  /s/ Pierre Prot
                                            ------------------------------
                                            Name:    Pierre Prot
                                            Title:   Chief Financial Officer